UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-39439

ATI PHYSICAL THERAPY, INC.
(Exact name of registrant as specified in its charter)

 2001 Butterfield Rd., Suite 1600
Downers Grove, IL 60515
(630) 296-2223
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, par value $0.0001 per share
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $575.00 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 241 (shares of Class A common stock) and 49 (warrants)

Pursuant to the requirements of the Securities Exchange Act of 1934, ATI Physical Therapy, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: March 17, 2025	ATI PHYSICAL THERAPY, INC.

	By:	/s/ Erik Kantz
Name: Erik Kantz
Title: Chief Legal Officer